FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

21 August 2008

File no. 0-17630

Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

21
st

August
 2008

SHARE REPURCHASE PROGRAMME

CRH plc announces that on
20
th

August

2008,
Davy

purchased
, on behalf of the Company,

97,800

Ordinary Shares of €0.32 each in CRH plc at price
s

between

€
16.442
and
€
17.077

per

O
rdinary
S
hare
.
  The purchased shares will be held as Treasury Shares.

CRH plc also announces that on

20
th

August
 2008 it transferred to
participan
ts in
an
 employee share scheme

2,257
Ordinary Shares at
prices between
£7.18
 and
£12.38

per Ordinary Share
.

Following the above transaction
s
, CRH plc holds
14,695,295

Ordinary Shar
es in Treasury.
The number of Ordinary S
hares in issue (excluding Treasury Shares) is

533,425,141
.

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

                                                                                     ____________

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  21 Auguat 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director